SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

February 28, 2014

VIA FEDEX AND EDGAR

Re:	Catalent, Inc.

Registration Statement on Form S-1

File No. 333-193542

Jeffrey P. Riedler, Assistant Director

John Krug

Christina De Rosa

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Dear Mr. Riedler, Mr. Krug and Ms. De Rosa:

On behalf of Catalent, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, par value $0.01 per share, marked to show changes from the Registration Statement as filed on January 24, 2014. The Registration Statement has been revised in response to the Staff’s comments and generally updates certain other information, including interim financial information.

In addition, we are providing the following responses to your comment letter, dated February 19, 2014, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

General

1.	Please confirm that the images included in your registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images in the printed prospectus, please provide us proofs of such materials prior to its use. Please note that we may have comments regarding this material.

2	February 28, 2014

The Company confirms its understanding of the Staff’s requirement and advises the Staff that it will provide in a subsequent filing copies of the graphic, visual and photographic information to be used in the prospectus as soon as they become available and will provide the Staff with sufficient time to review any such materials before requesting acceleration.

2.	Please disclose how many holders of record you have, as required by Item 201(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised page 132 of Amendment No. 1.

Summary

Our Company, page 1

3.	Please expand the discussion to explain your relationship to Catalent Pharma Solutions, Inc. If Catalent, Inc. is a holding company, please so state and include an organization and ownership chart to explain your structure.

Catalent, Inc. (formerly known as PTS Holdings Corp.) is a holding company that owns PTS Intermediate Holdings LLC. PTS Intermediate Holdings LLC owns Catalent Pharma Solutions, Inc., which is a holding company that owns, directly or indirectly, all of the Company’s operating subsidiaries. In response to the Staff’s comment, the Company has included a summary ownership chart on p. 7 of Amendment No. 1.

Risk Factors, page 14

“We are subject to product and other liability risks…,” page 14

4.	Please disclose the amount of product liability insurance coverage you have.

In response to the Staff’s comment, the Company has revised page 16 of Amendment No. 1.

5.	Please state whether you have ever been named as a defendant in a product liability lawsuit in the past.

In response to the Staff’s comment, the Company has revised page 16 of Amendment No. 1.

“We are dependent on key personnel.” page 20

6.	Please name the key personnel, other than executive officers, upon whom you are dependent.

In response to the Staff’s comment, the Company has revised page 21 of Amendment No. 1.

3	February 28, 2014

7.	Please disclose any past difficulties you have experienced attracting or retaining suitably skilled technical personnel.

In response to the Staff’s comment, the Company has revised page 21 of Amendment No. 1.

Industry and Market Data, page 30

8.	Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statement on page 30 that you have not independently verified external sources and estimates could imply that you are not taking liability for this information. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete this statement or include a statement specifically accepting liability for information that appears in your registration statement that was obtained from third party sources.

In response to the Staff’s comment, the Company has revised page 31 of Amendment No. 1 to delete the referenced statement.

Use of Proceeds, page 31

9.	We note that you intend to use the net proceeds from this offering to repay certain of your outstanding indebtedness. Please provide expanded disclosure on the amounts to be used to repay each obligation. Please also set forth the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K.

The Company advises the Staff that the expanded disclosure regarding use of proceeds will be provided in a future amendment, and that the Company will provide the Staff with sufficient time to review such disclosure before requesting acceleration.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Debt Payments, page 57

10.	In the last paragraph under this heading you disclose that you may use available cash on the balance sheet when discussing hypothetical repurchases of debt. Since your foreign operations are significant to your operations, please address the following in revised disclosure:

•	Disclose the amount of foreign cash and cash equivalents as compared to your total amount of cash and cash equivalents for the periods presented;

•	Quantify the amount of cash held in foreign countries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity; and

4	February 28, 2014

•	Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds.

In response to the Staff’s comment, the Company has revised page 62 of Amendment No. 1.

11.	In Note 10 to your financial statements you indicate that, as of June 30, 2013, you had $355.3 million of undistributed earnings from non-U.S. subsidiaries that are intended to be permanently reinvested in non-U.S. operations. Disclose, if true, that your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations. Refer to Item 303(a)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has revised page 62 of Amendment No. 1.

Contractual Obligations, page 61

12.	Please confirm that you include interest in the total amount of long term debt obligations presented in the table. If so, please indicate such, and, if not, please revise your disclosure accordingly.

In response to the Staff’s comment, the Company has revised page 62 of Amendment No. 1.

Critical Accounting Policies and Estimates

Goodwill, page 64

13.	In Note 3 to your annual financial statements you disclose that no goodwill impairment charges were required during the current or comparable prior year periods presented. In this regard, please revise your disclosure here to indicate, if true, that no reporting units are at risk of failing step one in the goodwill impairment test under ASC 350-20-35-4 through 8. Otherwise, for reporting units with material goodwill that are at risk of failing step one in the goodwill impairment test, please disclose:

•	the percentage by which fair value exceeded carrying value as of the most recent test date;

•	the amount of goodwill allocated to those reporting units;

•	the methods and key assumptions used and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the key assumptions; and

•	a description of the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

In response to the Staff’s comment, the Company has revised page 65 of Amendment No. 1.

5	February 28, 2014

Business, page 69

14.	Please provide more disclosure concerning the history of, and your relationship to, your subsidiary, Catalent Pharma Solutions, Inc. Please conform your Management section to disclose the overlapping responsibilities of your executive officers.

In response to the Staff’s comment, the Company has revised pages 72 and 85 of Amendment No. 1.

Contractual Arrangements, page 79

15.	Given that you are a service provider, coupled with your disclosure in Note 2 on page F-18 related to the acquisition of the clinical trial supplies operations of Aptuit, LLC that indicates the existence of contract backlog, please provide the disclosures required by Item 101(c)(viii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised page 80 of Amendment No. 1.

Management, page 84

16.	Please clarify whether the second letter agreement with John Chiminski discussed on page 103 was entered into on June 30, 2010 and is incorporated by reference as Exhibit 10.30. If so, please correct the date in this discussion to read “June 30, 2010.”

In response to the Staff’s comment, the Company has revised page 104 of Amendment No. 1 to correct the referenced date.

Description of Director Compensation, page 91

17.	Please expand the discussion to identify PTS Holdings Corp. and Blackstone PTS Holdings L.L.C. and their relationship to Catalent, Inc.

In response to the Staff’s comment, the Company has revised page 92 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 124

18.	Please expand the discussion to identify the following entities and their relationship to Catalent, Inc.:

•	BHP PTS Holdings L.L.C.;

•	Phoenix Charter LLC; and

•	Blackstone Healthcare Partners LLC.

In response to the Staff’s comment, the Company has revised page 129 of Amendment No. 1.

6	February 28, 2014

Shares Eligible for Future Sale, page 143

Lock-Up Agreements, page 143

19.	When available, please file a form of lock-up agreement as an exhibit to the registration statement.

The Company advises the Staff that the form of lock-up agreement will be included as an exhibit to the form of the underwriting agreement, which will be filed as Exhibit 1.1 to the Registration Statement in a future amendment.

Notes to the Consolidated Financial Statements

Note 1. Basis Of Presentation And Summary Of Significant Accounting Policies

Use of Estimates, page F-10

20.	You mention equity-based compensation as being an area where you must make estimates and assumptions that affect the amounts reported in your financial statements and accompanying notes. Please revise your footnotes to provide your accounting policy for equity-based compensation. In addition, please provide the disclosures required by ASC 718-10-50-1 and 50-2 in a separate footnote or tell us why such disclosure is not warranted.

In response to the Staff’s comments, the Company has revised page F-15 of Amendment No. 1 to include its accounting policy for equity-based compensation in the “basis of presentation and summary of significant accounting policies” footnote.

Further, ASC 105-10-05-6 states, “[t]he provisions of the Codification need not be applied to immaterial items.” The Company has assessed each disclosure provision pursuant to ASC 718-10-50 in the context of the disclosure-objectives: transparency, usefulness, disclosure overload and materiality. After considering all relevant information and circumstances, the Company has determined that equity-based compensation is not material and is therefore not required by ASC 718-10-50-1 and 50-2 to be included in a separate footnote.

Equity compensation expense totaled $2.8 million, $3.7 million and $3.9 million for the fiscal years ended June 30, 2013, 2012 and 2011, respectively, and $1.1 million and $0.6 million for the six months ended December 31, 2013 and 2012, respectively. Equity compensation expense represented approximately 6%, 9% and 8% of the Company’s net loss for the fiscal years ended June 30, 2013, 2012 and 2011, respectively, and approximately 13% and 3% of the Company’s net loss for six month periods ended December 31, 2013 and 2012, respectively. However, the Company believes it is more relevant to compare equity compensation expense to its portion of Selling General and Administrative (“SG&A”) expenses included within the Company’s Statement of Operations. Equity compensation represented approximately 0.8%, 1.1%, and 1.4% of SG&A expenses for the fiscal years ended June 30, 2013, 2012 and 2011, respectively, and approximately 1.4% and 1.0% for the six month periods ended December 31, 2013 and 2012, respectively.

7	February 28, 2014

Revenue Recognition, F-11

21.	Please revise your disclosure to discuss your policy for items that are deducted from your revenues, including, but not limited to, sales returns and allowances. If your sales returns and allowances are material, please revise your critical accounting estimates disclosure to quantify and discuss the potential variability of your historical estimates. In addition, please tell us how you accounted for the concessions you granted to secure long term arrangements in your softgel business as indicated in the Net revenue discussion on page 50 of MD&A, and revise your policy disclosure accordingly. In your response, please explain what concessions you granted. Reference for us the authoritative literature you rely upon to support your accounting.

In response to the Staff’s comment, the Company has removed the references to sales returns and allowances in the Summary of Significant Policies on pages F-11 and F-54 as well as on pages 43 and 63 of Amendment No. 1.

The Company notes that, while it has a policy regarding items deducted from revenues, the Company has not historically been required to make such deductions. The Company’s service offerings are provided to its customers pursuant to specific customer order and quality specifications, and the Company does not recognize revenue until the goods or service are accepted by the customer pursuant to the terms of the quality agreement. Because the contracts do not allow customers to return product, the Company does not need to make significant estimates with regard to sales returns.

The Company further notes that the granted concessions discussed in the MD&A related to its softgel business were in regard to the renewal negotiation of a per unit price for future orders that was lower as compared to the per unit price charged under the terms of the prior arrangement. As the customer contracts were nearing completion, the Company negotiated an extension to the arrangements and agreed to a price reduction in the new extension in exchange for a long-term contract. These negotiations were the result of arm’s-length normal course price negotiations with customers and did not retroactively modify any of the terms of the prior arrangement. No cash payment concessions were made to the customer in the course of negotiations and amounts billed and recorded as revenue in prior periods were not impacted. The Company has removed the reference to “concessions” granted on pages 51 and 53 of Amendment No. 1. Furthermore, the Company has revised the disclosure on pages 43 of Amendment No. 1 to clarify that contractual provisions, which may include pricing, are sometimes adjusted through arm’s-length negotiations with customers in the course of renewing a contract.

22.	You disclose that non-product revenue includes service related fees, royalty and research and development product license and participation fees, annual exclusivity fees, option fees to extend exclusivity agreements and milestone payments for attaining certain regulatory approvals and are recognized at fair value. Please address the following comments:

•	Revise your disclosure to include the nature and terms of significant revenue-generating transactions and the specific revenue recognition policy (including the manner in which revenue is recognized) for each type of transaction.

8	February 28, 2014

•	Tell us how you determine fair value of the various items you identify and to the extent these items are part of multiple-element arrangements how your recognition at fair value complies with the allocation guidance in ASC 605-25-25-2b and ASC 605- 25-30-2.

In response to the Staff’s comment, the Company has revised page F-11 of Amendment No. 1.

As described on page F-11 of Amendment No. 1, for the arrangements that include multiple elements, arrangement consideration is allocated to units of accounting based on the relative selling price. The best evidence of selling price of a unit of accounting is vendor-specific objective evidence (“VSOE”). When VSOE is not available to determine selling price, management uses relevant third-party evidence (“TPE”) of selling price, if available. When neither VSOE nor TPE of selling price exists, management uses its best estimate of selling price considering all relevant information that is available.

23.	Regarding your disclosure about arrangements containing multiple revenue generating activities, please tell us what applicable accounting guidance you refer to. In addition, please revise your disclosure to clarify:

•	how you divide the arrangement consideration into separate units of accounts; and

•	how you measure and allocate arrangement consideration among the separate units of accounts.

In response to the Staff’s comment, the Company has revised page F-11 of Amendment No. 1. As described on page F-11 of Amendment No. 1, the Company referred to ASC 605-25, Revenue Recognition: Multiple-Element Arrangements.

24.	Tell us your basis for accounting for multiple contracts with the same customer as separate arrangements given the guidance in ASC 605-25-25-3.

The Company respectfully advises the Staff that, from time to time, the Company is party to more than one contract with the same customer. Such customers are generally large multinational pharmaceutical and biotech companies with a wide variety of products from different divisions and different geographies around the world. In these situations, the Company makes a determination of whether the individual contract should be combined or evaluated separately for revenue recognition. In considering ASC 605-25-25-3, the Company acknowledges the presumption that separate contracts with the same entity or related parties should be evaluated as a single arrangement when considering whether there are one or more units of accounting, but that per ASC 605-25-25-3, this “presumption may be overcome if there is sufficient evidence to the contrary.”

In considering whether this presumption may be overcome for a particular set of contracts, the Company considers (1) the timing of negotiating and executing the

9	February 28, 2014

contracts, (2) whether the different elements of the contracts are interdependent, (3) whether the products or services under a contract have independent value to the Company’s customer that is unrelated to the products or services provided under another contract and (4) whether any of the payment terms of the contracts are interrelated. If the contracts are determined to be negotiated as a package, they are evaluated as a single arrangement in considering whether there is more than one unit of accounting. The Company negotiates its contracts on a stand-alone basis as its customers’ products may experience end-market demand volatility that the Company seeks to mitigate.

In addition, in determining whether contracts are separate arrangements, the Company considers the fact that the Company, and its customers, are organized into separate business operations with discreet financial objectives and business development teams. The Company’s product offerings vary in terms of complexity and, as such, the Company’s product and service offerings carry different pricing and payment term expectations. The Company believes that each contract negotiation carries with it a separate selling opportunity and is a distinct buying decision for the customer. As an outsourced service provider, the Company is subject to competition and pricing pressure from customers as they may elect to contract with the Company, another service provider or in some cases make a decision not to outsource the service in question. In the Company’s process, it also relies on the fact that the Company’s contract negotiations are subject to an independent competitive bidding process and such process generally supports a conclusion that multiple contracts with the same customer can be evaluated as separate arrangements.

In response to the Staff’s comment, the Company has revised page F-11 of Amendment No. 1.

Property and Equipment and Other Definite Lived Intangible Assets, page F-12

25.	You disclose that certain intangible assets are amortized over their estimated useful life. Please revise your disclosure to indicate the periods over which you amortize your various classes of intangible assets.

In response to the Staff’s comment, the Company has revised page F-12 of Amendment No. 1.

Note 2. Business Acquisitions

Acquisition of the Clinical Trial Supplies Operations of Aptuit, LLC, page F-17

26.	Please revise your disclosure to address the following:

•	Remove reference to the allocation of the purchase price. Under ASC 805-20-30-1, assets acquired and liabilities assumed are generally recorded at their fair values, and the allocation of a purchases price, a construct of the purchase method of accounting under SFAS 141, is no longer performed.

10	February 28, 2014

•	Revise to indicate that goodwill represents the excess of the fair value of the consideration transferred to sellers over the fair value of the identified net assets acquired under ASC 805-30-30-1.

•	Elaborate on your expectations to realize synergies from the acquisition, substantiating the significant portion of goodwill recognized.

In response to the Staff’s comment, the Company has revised page F-17 of Amendment No. 1.

Note 13. Commitments and Contingencies, page F-63

27.	Regarding your disclosure pertaining to your civil lawsuit(s), please revise to provide the required disclosures of ASC 450-20-50. In this regard, your reference to not being able to make a determination of liability with “any degree of certainty,” as disclosed in the second paragraph of this footnote, is not necessary to comply with the disclosure requirements. As a result, please revise your disclosure to provide an estimate of the possible loss or range of loss or provide a definitive statement that you cannot make such an estimate.

In response to the Staff’s comment, the Company has revised pages 84, F-42 and F-63 of Amendment No. 1. The Company at this time cannot make such an estimate.

Note 15. Segment Information, page F-42

28.	In the last table on page F-44 you include goodwill and intangible assets in your disclosure of long-lived assets by geographic area. Please revise your table to remove goodwill and other intangible assets from this disclosure consistent with the guidance in Question 22 from the FASB Staff Implementation Guidance for SFAS 131.

In response to the Staff’s comment, the Company has revised page F-44 of Amendment No. 1.

29.	Please revise your disclosure to include your revenue by each product and service or each group of similar products and services as required by ASC 280-10-50-40.

The Company respectfully informs the Staff that the Company considered and followed FASB ASC 280-10-50-40 when preparing its current disclosure of revenue in three segments.

As contemplated by that guidance, the Company examined its services and concluded that they are properly categorized into three segments, that are themselves major categories of similar products and services, consisting of (1) Oral Technologies, which provides services associated with advanced dose form drugs taken by patients orally, (2) Medication Delivery Solutions, which primarily provides manufacturing services for drugs and biologics delivered via technologies other than an oral dosage form, including injection, inhalation and ophthalmic routes and (3) Development & Clinical Services, which provides drug development services to customers primarily for products which have not yet received regulatory approval.

11	February 28, 2014

These groups align with the Company’s operating and reporting segments, and, as a result, the combined revenues for each group are reported with the Company’s reportable segment information. Based on the guidance in ASC 280-10-50-38, which provides that information required by paragraphs 280-10-50-40 through 50-42 need be provided only if it is not provided as part of the reportable segment information required by this guidance, the Company believes that no additional information under ASC 280-10-50-40 is required.

To further clarify the Company’s position, it has modified the Company’s segment disclosure to include a statement that the Company’s reporting segments are organized around the groupings of similar products and services that the Company provides to its external customers.

In response to the Staff’s comment, the Company has revised pages F-42 and F-63 of Amendment No. 1.

Item 17. Undertakings, page II-7

30.	Please add the undertaking required by Item 512(f) of Regulation S-K.

In response to the Staff’s comment, the Company has revised page II-7 of Amendment No. 1 to add the referenced undertaking.

Please do not hesitate to call Edward P. Tolley III at 212-455-3189 or Xavier Kowalski at 212-455-3804 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP